Filed by Inergy, L.P.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-33631

On June 19, Crestwood Holdings LLC acquired the general partner of Inergy, L.P. (NYSE: NRGY), the fi rst step to create a fully integrated midstream partnership with a total enterprise value of approximately $7 billion. The completion of the announced merger of Crestwood Midstream Partners LP (NYSE: CMLP) into Inergy Midstream, L.P. (NYSE: NRGM) is expected to close in the third quarter 2013. The partnerships operate diverse assets along the midstream value chain with long-term growth potential servicing infrastructure needs in the most prolifi c shale plays in North America. Inergy and Crestwood utilize their strategically located assets and proven expertise to connect shale based energy supplies with growing energy demand in key markets across the United States. The partnerships provide their customers with assured fl ow and optimal value through the storage, transportation, and marketing of natural gas, natural gas liquids, and crude oil. We are committed to safety in all that we do and being a good neighbor in the communities in which we live, work, and operate. Delivering Midstream Energy Solutions

On June 19, Crestwood Holdings LLC acquired the general partner of Inergy, L.P. (NYSE: NRGY), the fi rst step to create a fully integrated midstream partnership with a total enterprise value of approximately $7 billion. The completion of the announced merger of Crestwood Midstream Partners LP (NYSE: CMLP) into Inergy Midstream, L.P. (NYSE: NRGM) is expected to close in the third quarter 2013. The partnerships operate diverse assets along the midstream value chain with long-term growth potential servicing infrastructure needs in the most prolifi c shale plays in North America. Inergy and Crestwood utilize their strategically located assets and proven expertise to connect shale based energy supplies with growing energy demand in key markets across the United States. The partnerships provide their customers with assured fl ow and optimal value through the storage, transportation, and marketing of natural gas, natural gas liquids, and crude oil. We are committed to safety in all that we do and being a good neighbor in the communities in which we live, work, and operate. Delivering Midstream Energy Solutions NYSE: NRGY NYSE: NRGM NYSE: CMLP 52-Week Price Range: $8.37 - $15.10 Market Capitalization: $2.5 billion Total Assets: $2.6 billion 52-Week Price Range: $19.79 - $26.01 Market Capitalization: $2.0 billion Total Assets: $1.5 billion 52-Week Price Range: $19.90 - $29.12 Market Capitalization: $1.5 billion Total Assets: $1.6 billion Investment Alternatives Market data as of 6/19/13; Financial data as of 3/31/13 Asset Summary Investment Highlights Attractive tax-advantaged current yields Natural gas, NGL and crude oil infrastructure assets strategically located in major shale plays Portfolio of high-return organic expansion projects Predominantly fee-based midstream cash fl ows with minimal direct commodity risk Flexible fi nancial structure and strong credit profi le ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication contains information about the proposed merger transaction involving Crestwood Midstream Partners LP (“Crestwood”) and Inergy Midstream, L.P. (“Inergy”). In connection with the proposed merger transaction, Inergy will fi le with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of Crestwood. Crestwood will mail the fi nal proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD, INERGY, THE PROPOSED MERGER TRANSACTION AND RELATED MATTERS. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus and other documents fi led with the SEC by Inergy and Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents fi led by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com, under the heading “SEC Filings” in the “Investor Relations” tab and free copies of documents fi led by Inergy with the SEC from Inergy’s website, www.inergylp.com, under the heading “SEC Filings” in the Inergy Midstream, L.P. “Investor Relations” tab. PARTICIPANTS IN THE SOLICITATION Crestwood, Inergy and their respective general partner’s directors and executive offi cers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus fi led with the SEC. Information regarding Crestwood’s directors and executive offi cers is contained in Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2012, which is fi led with the SEC. Information regarding Inergy’s directors and executive offi cers is contained in Inergy’s Annual Report on Form 10-K for the year ended September 30, 2012, which is fi led with the SEC. Free copies of these documents may be obtained from the sources described above. SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements refl ect the current views, assumptions and expectations of Crestwood and Inergy management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the future fi nancial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s or Inergy’s fi nancial condition, results of operations and cash fl ows include, without limitation, failure to satisfy closing conditions with respect to the merger; the risks that the Crestwood and Inergy businesses will not be integrated successfully or may take longer than anticipated; the possibility that expected synergies will not be realized, or will not be realized within the expected timeframe; fl uctuations in oil, natural gas and NGL prices; the extent and success of drilling efforts, as well as the extent and quality of natural gas volumes produced within proximity of Crestwood or Inergy assets; failure or delays by customers in achieving expected production in their natural gas projects; competitive conditions in the industry and their impact on the ability of Crestwood or Inergy to connect natural gas supplies to Crestwood or Inergy gathering and processing assets or systems; actions or inactions taken or nonperformance by third parties, including suppliers, contractors, operators, processors, transporters and customers; the ability of Crestwood or Inergy to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond Crestwood or Inergy’s control; timely receipt of necessary government approvals and permits, the ability of Crestwood or Inergy to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact either company’s ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to the substantial indebtedness of either company, as well as other factors disclosed in Crestwood and Inergy’s fi lings with the U.S. Securities and Exchange Commission. You should read fi lings made by Crestwood and Inergy with the U.S. Securities and Exchange Commission, including Annual Reports on Form 10-K for the year ended December 31, 2012 and September 30, 2012, respectively, and the most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Crestwood and Inergy do not assume any obligation to update these forward-looking statements. 1,300+ MMCF/D NATURAL GAS TRANSPORTATION CAPACITY 2,000+ MMCF/D GATHERING CAPACITY 400+ MMCF/D PROCESSING CAPACITY 1,000+ MILES OF PIPELINE 80+ BCF CURRENT STORAGE CAPACITY 120,000 BPD CRUDE OIL RAIL LOADING CAPACITY 7 PROCESSING PLANTS 275 TRACTORS 531 TRAILERS BA Bath NGL Storage Facility WG Watkins Glen NGL Storage Facility ST Steuben Gas Storage TC Thomas Corners Gas Storage SC Stagecoach Gas Storage SL Seneca Lake Gas Storage WC West Coast Midstream CH Colt Hub TP Tres Palacios SE Seymour LPG Facility SJ South Jersey Terminal NGL Transportation Offi ces Rail Terminal Gathering and Processing Assets Greenfi eld Development Targets Fayetteville Conasauga New Albany Antrim Marcellus Utica Devonian Monterey Monterey- Temblor Hilliard- Baxter- Mancos Excello- Mulky Woodford Barnett Granite Wash Avalon- Bone Spring Eagle Ford Haynesville- Bossier Mancos Niobrara Niobrara Bakken Mowry Gammon Lewis Hermosa Barnett- Woodford Pierre i INERGY Two Brush Creek Blvd., Suite 200 Kansas City, MO 64112 www.inergylp.com 1-877-4-INERGY CRESTWOOD 700 Louisiana, Suite 2060 Houston, Texas 77002 www.crestwoodlp.com 832-519-2200 Asset Locations Across Leading U.S. Shale Plays